SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Free Translation

March 6, 2024.

To

BRASKEM S.A.

Lemos Monteiro Street, no. 120, 24th floor

Butantã, São Paulo - SP

Zip Code 05501-050

Att.: Mr. Roberto Bischoff

Chief Executive Officer

c/c Mr. José Mauro M. Carneiro da Cunha

Chief of Boad of Directors

Ref.: Braskem S.A.’s Shareholders Agreement – Independence Members of the Board of Directors

Dear Sirs,

Reference is made to the shareholders' agreement of Braskem S.A. ("Company" or "Braskem"), entered into between Novonor S.A. - Em Recuperação Judicial ("Novonor"),

NSP Investimentos S.A. - Em Recuperação Judicial ("NSP") and Petróleo Brasileiro S.A. - Petrobras ("Petrobras"), to inform the following.

In the Shareholders' Agreement, the shareholders established rules to regulate, among other things the appointment of members to the Board of Directors and the exercise of voting rights by the Shareholders and, as the case may be, by the directors appointed by them, with the power to bind the votes of said directors, in the form of the Shareholders' Agreement and article 118 of Law 6.404/1976 ("Brazilian Corporate Law").

As you know, Law 14.195/2021 recently introduced §2 to article 140 of the Brazilian Corporate Law, establishing the mandatory participation of independent members on the board of directors of publicly-held companies "under the terms and deadlines defined by the Brazilian Securities and Exchange Commission".

As a result of the legal command, the Brazilian Securities and Exchange Commission (CVM) amended Annex K of CVM Resolution 80/22[1] to regulate the matter, providing, among other rules, that (i) the number of independent directors on the board of directors must correspond to at least 20% of the total number of directors (a requirement already provided for in Braskem's bylaws); and (ii) candidates for the position of director who are bound by a shareholders' agreement to vote at meetings of the board of directors, among other criteria, will not be considered independent[2].

[1] CVM issued CVM Resolution No. 168 to amend CVM Resolution No. 59, which in turn amended CVM Resolution No. 80

[2] Art. 6 The classification of independent directors must take into account their relationship with: (...) Paragraph 1 For the purposes of verifying the classification of independent directors, independent directors are not considered to be those who: (...) II - have their voting rights at meetings of the board of directors bound by a shareholders' agreement on matters related to the company

Free Translation

In view of the application of these provisions to Braskem at the next election of the Company's Board of Directors, to be held at the 2024 Annual General Meeting, and despite the fact that the directors appointed under the Shareholders' Agreement, especially those classified as independent, have historically not had their votes actually guided or bound at the meetings of the Board of Directors, the Shareholders formalize and inform the following, so that there is no doubt: that the members of the Board of Directors who may be elected by the Shareholders pursuant to the Shareholders' Agreement and who are classified by them as independent directors under the terms of the regulations in force will not have the exercise of their voting rights in any way bound under the terms of the Shareholders' Agreement ("Non-Bound Directors").

Finally, the Shareholders authorize the Company to disclose the contents of this letter in order to make its terms transparent.

Sincerely,

Novonor S.A. – Em Recuperação Judicial

_________________________________ By: Héctor Núñez Position: CEO	_________________________________ By: Mauricio Dantas Bezerra Position: Officer

NSP Investimentos S.A. – Em Recuperação Judicial

_________________________________ By: Felipe Montoro Jens Position: Officer	_________________________________ By: Mauricio Dantas Bezerra Position: Officer

Petróleo Brasileiro S.A. – Petrobras

_________________________________

Por: Fabio Lopes de Azevedo

Cargo: Gerente Executivo

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.